SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                                 PRIMEDIA Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   74157K101
------------------------------------------------------------------------------
                                (CUSIP Number)

     MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P.,
          Publishing Associates, L.P., Channel One Associates, L.P.,
       KKR Partners II, L.P., KKR Associates, L.P., KKR 1996 Fund L.P.,
                 KKR Associates 1996 L.P. and KKR 1996 GP LLC
                    c/o Kohlberg Kravis Roberts & Co. L.P.
           9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 24, 2001
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             (Page 1 of 31 Pages)

CUSIP No.74157K101                     13D                   Page 2 of 31 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        MA ASSOCIATES, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             33,814,640

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             33,814,640

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                33,814,640

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                15.54%**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.74157K101                     13D                   Page 3 of 31 Pages

     **Based on 217,564,802 shares of Issuer Common Stock outstanding on July 31, 2001.

CUSIP No.74157K101                     13D                   Page 4 of 31 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        FP ASSOCIATES, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             15,200,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             15,200,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                15,200,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.99%**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                PN*

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.74157K101                     13D                   Page 5 of 31 Pages

     **Based on 217,564,802 shares of Issuer Common Stock outstanding on July 31, 2001.

CUSIP No.74157K101                     13D                   Page 6 of 31 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        MAGAZINE ASSOCIATES, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             34,524,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             34,524,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                34,524,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                15.87%**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.74157K101                     13D                   Page 7 of 31 Pages

     **Based on 217,564,802 shares of Issuer Common Stock outstanding on July 31, 2001.

CUSIP No.74157K101                     13D                   Page 8 of 31 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        PUBLISHING ASSOCIATES, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             9,375,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             9,375,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                9,375,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.31%**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.74157K101                     13D                   Page 9 of 31 Pages

     **Based on 217,564,802 shares of Issuer Common Stock outstanding on July 31, 2001.

CUSIP No.74157K101                     13D                   Page 10 of 31 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        CHANNEL ONE ASSOCIATES, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             12,500,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             12,500,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                12,500,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.75%**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.74157K101                     13D                  Page 11 of 31 Pages

     **Based on 217,564,802 shares of Issuer Common Stock outstanding on July 31, 2001.

CUSIP No.74157K101                     13D                  Page 12 of 31 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        KKR PARTNERS II, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             1,472,625

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             1,472,625

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,472,625

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                .68%**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.74157K101                     13D                  Page 13 of 31 Pages

     **Based on 217,564,802 shares of Issuer Common Stock outstanding on July 31, 2001.

CUSIP No.74157K101                     13D                  Page 14 of 31 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        KKR ASSOCIATES, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        177,803,447
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        177,803,447

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                177,803,447

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                66.87%**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.74157K101                     13D                  Page 15 of 31 Pages

     **Based on (1) 217,564,802 shares of Issuer Common Stock outstanding on July 31, 2001, (2) 10,800,000 shares of Issuer Common Stock purchased by KKR 1996 Fund L.P. on August 24, 2001 pursuant to the Series K Preferred Stock and Common Stock Securities Purchase Agreement (as defined below), (3) preferred stock automatically convertible into 15,795,745 shares of Issuer Common Stock pursuant to the Series K Preferred Stock and Common Stock Securities Purchase Agreement (as defined below), (4) a warrant to purchase 2,620,000 shares of Issuer Common Stock pursuant to the Series J Preferred Securities Purchase Agreement (as defined below), (5) preferred stock convertible into 17,857,143 shares of Issuer Common Stock pursuant to the Series J Preferred Securities Purchase Agreement (as defined below) and (6) a warrant to purchase 1,250,000 shares of Issuer Common Stock pursuant to the Commitment Letter (as defined below).

CUSIP No.74157K101                     13D                  Page 16 of 31 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        KKR 1996 FUND L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO (see item 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             70,917,182

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             70,917,182

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                70,917,182

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26.67%**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.74157K101                     13D                  Page 17 of 31 Pages

     **Based on (1) 217,564,802 shares of Issuer Common Stock outstanding on July 31, 2001, (2) 10,800,000 shares of Issuer Common Stock purchased by KKR 1996 Fund L.P. on August 24, 2001 pursuant to the Series K Preferred Stock and Common Stock Securities Purchase Agreement (as defined below), (3) preferred stock automatically convertible into 15,795,745 shares of Issuer Common Stock pursuant to the Series K Preferred Stock and Common Stock Securities Purchase Agreement (as defined below), (4) a warrant to purchase 2,620,000 shares of Issuer Common Stock pursuant to the Series J Preferred Securities Purchase Agreement (as defined below), (5) preferred stock convertible into 17,857,143 shares of Issuer Common Stock pursuant to the Series J Preferred Securities Purchase Agreement (as defined below) and (6) a warrant to purchase 1,250,000 shares of Issuer Common Stock pursuant to the Commitment Letter (as defined below).

CUSIP No.74157K101                     13D                  Page 18 of 31 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        KKR ASSOCIATES 1996 L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO (see item 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             70,917,182

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             70,917,182

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                70,917,182

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26.67%**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.74157K101                     13D                  Page 19 of 31 Pages

     **Based on (1) 217,564,802 shares of Issuer Common Stock outstanding on July 31, 2001, (2) 10,800,000 shares of Issuer Common Stock purchased by KKR 1996 Fund L.P. on August 24, 2001 pursuant to the Series K Preferred Stock and Common Stock Securities Purchase Agreement (as defined below), (3) preferred stock automatically convertible into 15,795,745 shares of Issuer Common Stock pursuant to the Series K Preferred Stock and Common Stock Securities Purchase Agreement (as defined below), (4) a warrant to purchase 2,620,000 shares of Issuer Common Stock pursuant to the Series J Preferred Securities Purchase Agreement (as defined below), (5) preferred stock convertible into 17,857,143 shares of Issuer Common Stock pursuant to the Series J Preferred Securities Purchase Agreement (as defined below) and (6) a warrant to purchase 1,250,000 shares of Issuer Common Stock pursuant to the Commitment Letter (as defined below).

CUSIP No.74157K101                     13D                  Page 20 of 31 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        KKR 1996 GP LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO (see item 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        177,803,447
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        177,803,447

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                177,803,447

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                66.87%**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.74157K101                     13D                  Page 21 of 31 Pages

     **Based on (1) 217,564,802 shares of Issuer Common Stock outstanding on July 31, 2001, (2) 10,800,000 shares of Issuer Common Stock purchased by KKR 1996 Fund L.P. on August 24, 2001 pursuant to the Series K Preferred Stock and Common Stock Securities Purchase Agreement (as defined below), (3) preferred stock automatically convertible into 15,795,745 shares of Issuer Common Stock pursuant to the Series K Preferred Stock and Common Stock Securities Purchase Agreement (as defined below), (4) a warrant to purchase 2,620,000 shares of Issuer Common Stock pursuant to the Series J Preferred Securities Purchase Agreement (as defined below), (5) preferred stock convertible into 17,857,143 shares of Issuer Common Stock pursuant to the Series J Preferred Securities Purchase Agreement (as defined below) and (6) a warrant to purchase 1,250,000 shares of Issuer Common Stock pursuant to the Commitment Letter (as defined below).

                                                         Page 22 of 31 Pages


Item 1.  Security and Issuer.

          This statement relates to shares of common stock, $.01 par value per share, of PRIMEDIA Inc. ("Issuer's Common Stock"), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 745 Fifth Avenue, New York, New York 10151.

Item 2.  Identity and Background.

          This statement is being filed jointly by MA Associates, L.P., a Delaware limited partnership ("MA Associates"), FP Associates, L.P., a Delaware limited partnership ("FP Associates"), Magazine Associates, L.P., a Delaware limited partnership ("Magazine Associates"), Publishing Associates, L.P., a Delaware limited partnership ("Publishing Associates"), Channel One Associates, L.P., a Delaware limited partnership ("Channel One Associates"), KKR Partners II, L.P., a Delaware limited partnership ("Partners"), KKR Associates, L.P., a New York limited partnership ("KKR Associates"), which is the sole general partner of MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners, KKR 1996 Fund L.P., a Delaware limited partnership ("KKR 1996 Fund"), KKR Associates 1996 L.P., a Delaware limited partnership, which is the sole general partner of KKR 1996 Fund ("KKR Associates 1996"), and KKR 1996 GP LLC, a Delaware limited liability company which is the sole general partner of KKR Associates 1996 ("KKR 1996 LLC") (MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates, Partners, KKR Associates, KKR 1996 Fund, KKR Associates 1996 and KKR 1996 LLC, collectively, the "Reporting Persons"). Capitalized terms used herein without definition have meanings ascribed to such terms in Schedule 13D.

          The Reporting Persons previously reported their beneficial ownership in a statement on Schedule 13D filed March 19, 1998 and this Statement constitutes amendment number 1 to such prior statement.

          Each of MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners is principally engaged in the business of investing in securities.

          The sole general partner of MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners is KKR Associates. KKR Associates is principally engaged in the business of investing through partnerships in other companies.

          KKR 1996 Fund is principally engaged in the business of investing in other companies. Each of KKR Associates 1996 and KKR 1996 LLC is principally engaged in the business of investing through partnerships in other companies.

          The address of the principal business and office of each of the Reporting Persons is 9 West 57th Street, New York, New York 10019.

                                                           Page 23 of 31 Pages

          Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR 1996 LLC and are also the members of the Executive Committee of KKR Associates. The other members of KKR 1996 LLC are Messrs. Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Scott M. Stuart, Edward A. Gilhuly, Todd Fisher, Johannes Huth, Alexander Navab and Neil Richardson. Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Stuart and Gilhuly are also general partners of KKR Associates. Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Stuart, Gilhuly, Fisher and Navab are each United States citizens, Mr. Huth is a German citizen and Mr. Richardson is an English citizen, and the present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., which is the general partner of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and Sterling Square, 7 Carlton Garden, London SW1Y5AD. The business address of each of Messrs. Kravis, Raether, Golkin, Tokarz, Stuart and Navab is 9 West 57th Street, New York, New York 10019; the business address of each of Messrs. Roberts, MacDonnell, Michelson and Greene is 280 Sand Hill Road, Suite 200, Menlo Park, California 94025; the business address of each of Messrs. Gilhuly, Fisher, Huth and Richardson is Sterling Square, 7 Carlton Garden, London SW1Y5AD.

          During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          As more fully described in Item 4 hereof, the funds used by KKR 1996 Fund in connection with the transactions described herein were provided from general funds available to KKR 1996 Fund.

Item 4.  Purpose of the Transaction.

          Pursuant to the Securities Purchase Agreement, dated as of August 24, 2001, between KKR 1996 Fund and the Issuer (the "Series K Preferred Stock and Common Stock Securities Purchase Agreement"), on August 24, 2001, KKR 1996 Fund purchased 15,795,745 shares of Series K preferred stock that will, after the satisfaction of certain conditions, automatically convert into 15,795,745 shares, subject to adjustment, of the Issuer's Common Stock at a conversion price of $4.70 per share and 10,800,000 shares of the Issuer's Common Stock for $4.70 per share, for an aggregate purchase price of $125,000,000.

          Pursuant to the Securities Purchase Agreement, dated as of August 24, 2001, between KKR 1996 Fund and the Issuer (the "Series J Preferred Securities Purchase Agreement"), on August 24, 2001, KKR 1996 Fund purchased 1,000,000 shares of Series J

                                                           Page 24 of 31 Pages

preferred stock convertible into 17,857,143 shares, subject to adjustment, of the Issuer's Common Stock, at a conversion price of $7 per share, for an aggregate purchase price of $125,000,000, and received a warrant to purchase an aggregate of 2,620,000 shares, subject to adjustment, of the Issuer's Common Stock, at an exercise price of $7 per share.

          Pursuant to the Commitment Letter, dated as of July 1, 2001 between KKR 1996 Fund and the Issuer (the "Commitment Letter" and together with the Series K Preferred Stock and Common Stock Securities Purchase Agreement and the Series J Preferred Securities Purchase Agreement, the "Securities Purchase Agreements"), the Issuer issued to KKR 1996 Fund a warrant to purchase an aggregate of 1,250,000 shares, subject to adjustment, of the Issuer's Common Stock, at an exercise price of $7 per share.

          Concurrently with the execution and delivery of the Securities Purchase Agreements, the Issuer and the Reporting Persons (excluding KKR Associates, KKR Associates 1996 and KKR 1996 LLC) (collectively, the "Stockholders") entered into a second amended and restated registration rights agreement, dated as of August 24, 2001 (the "Registration Rights Agreement"), which amended and restated the registration rights agreement dated as of February 5, 1998 among the Issuer and the Stockholders.

          Pursuant to the Registration Rights Agreement, Stockholders holding at least 15% of the Registrable Securities (as defined below) have the right to require the Issuer to file a registration statement under the Securities Act, covering the registration of any and all of the shares of the Issuer's Common Stock issued or issuable to the Stockholders and any other shares of the Issuer's Common Stock issued or distributed in respect thereof (the "Registrable Securities"). The Stockholders are entitled to an unlimited number of "demand" registration rights under the Registration Rights Agreement, provided that the Issuer has agreed to pay all registration expenses (which exclude underwriting discounts and commissions) ("Registration Expenses") only in connection with the first twenty demand registrations. All expenses for any subsequent registrations are required to be paid pro rata by the Issuer and all other Stockholders participating in such registration. The Stockholders also have unlimited "piggyback" rights, with respect to registrations made by the Issuer, including registrations made on behalf of other stockholders of the Issuer. All Registration Expenses in connection with any "piggyback" registration are required to be paid by the Issuer. The Stockholders' demand and piggyback registration rights are subject to customary restrictions and limitations.

          In connection with any registration statement filed pursuant to the Registration Rights Agreement, the Issuer and the Stockholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

          The registration rights with respect to the Registrable Securities shall be for the benefit of and enforceable by any subsequent holder of any Registrable Security.

          Pursuant to the Registration Rights Agreement, the Stockholders have agreed not to sell shares of any equity securities of the Issuer within 7 days before or 90 days after the effective date of such registration in connection with any underwritten public offering.

                                                           Page 25 of 31 Pages

          The preceding summary of certain provisions of the Securities Purchase Agreements and the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 1, 2, 3 and 4 hereto, and which are incorporated herein by reference.

          Messrs. Kravis, Roberts, Tokarz and Golkin are directors of the Issuer.

          The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the limitations described above, the Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

          Other than as described above, none of the Reporting Persons has any plans or proposals that relate to, or would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).


Item 5.  Interest in Securities of the Issuer.

          (a) and (b) As of August 24, 2001, MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners were the owners of 33,814,640, 15,200,000, 34,524,000, 9,375,000,
12,500,000 and 1,472,625 shares, respectively, of the Issuer's Common Stock, representing 15.54%, 6.99%, 15.87%, 4.31%, 5.75% and .68%, respectively, of the outstanding shares of the Issuer's Common Stock (based on the number of shares of the Issuer's Common Stock outstanding as of July 13, 2001). Each of the MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners has the sole power to dispose of or to direct disposition of the shares of the Issuer's Common Stock that it owns.

          As of August 24, 2001, KKR 1996 Fund was the owner of 70,917,182 shares of the Issuer's Common Stock, representing 26.67% of the outstanding shares of the Issuer's Common Stock (based on (1) 217,564,802 shares of the Issuer's Common Stock outstanding on July 31, 2001, (2) 22,594,294 shares of the Issuer's Common Stock acquired prior to August 24, 2001, (3) 10,800,000 shares of the Issuer's Common Stock purchased by KKR 1996 Fund L.P. on August 24, 2001 pursuant to the Series K Preferred Stock and Common Stock Securities Purchase Agreement, (4) preferred stock automatically convertible into 15,795,745 shares of the Issuer's Common Stock pursuant to the Series K Preferred Stock and Common Stock Securities Purchase Agreement, (5) a warrant to purchase 2,620,000 shares of the Issuer's Common Stock pursuant to the Series J Preferred Securities Purchase Agreement, (6) preferred stock convertible into 17,857,143 shares of the Issuer's Common Stock pursuant to the Series J Preferred Securities Purchase Agreement and (7) a warrant to purchase 1,250,000 shares of the Issuer's Common Stock pursuant to the Commitment Letter). KKR 1996 Fund has the sole power to dispose of or to direct the disposition of the shares of the Issuer's Common Stock that it owns.

                                                           Page 26 of 31 Pages

          KKR Associates has the power to direct the voting of and disposition of any shares of the Issuer's Common Stock deemed to be beneficially owned by MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners. As a result, KKR Associates may be deemed to beneficially own any shares of the Issuer's Common Stock deemed to be beneficially owned by MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners. Each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Stuart and Gilhuly are general partners of KKR Associates, and each of Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates. As a result, each of the general partners of KKR Associates may be deemed to beneficially own any shares of Issuer Common Stock that KKR Associates may own or be deemed to beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or other person described in Item 2 is the beneficial owner of the Issuer Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          KKR Associates 1996 has the power to direct the voting of and disposition of any shares of the Issuer's Common Stock beneficially owned by KKR 1996 Fund. As a result, KKR Associates 1996 may be deemed to beneficially own any shares of the Issuer's Common Stock beneficially owned by KKR 1996 Fund. KKR 1996 LLC, as the sole general partner of KKR Associates 1996, has the power to direct the voting of and disposition of any shares of the Issuer's Common Stock deemed to be beneficially owned by KKR Associates 1996. As a result, KKR 1996 LLC may be deemed to beneficially own any shares of the Issuer's Common Stock deemed to be beneficially owned by KKR Associates 1996. Messrs. Kravis and Roberts, as the managing members of KKR 1996 LLC, and each of Messrs. MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Stuart, Gilhuly, Fisher, Huth, Navab and Richardson, as the other members of KKR 1996 LLC, may be deemed to beneficially own any shares of the Issuer's Common Stock that KKR 1996 LLC may be deemed to beneficially own. Each such individual disclaims beneficial ownership of such shares.

          The Reporting Persons may be deemed to be a group in relation to their respective investments in the Issuer.

          Messrs. Tokarz and Golkin are the beneficial owners of 5,000 and 3,000 shares, respectively, of the Issuer's Common Stock. Messrs. Golkin and Tokarz each have sole power to dispose of or direct the disposition of their respective shares of the Issuer's Common Stock.

          (c) Except as set forth in Item 4 and this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Issuer's Common Stock.

          (d) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock referred to in this Item 5.

          (e) Not applicable.

                                                           Page 27 of 31 Pages

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

          Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                                                           Page 28 of 31 Pages




Item 7.   Material to be Filed as Exhibits.

1. Securities Purchase Agreement, dated as of August 24, 2001, between PRIMEDIA Inc. and KKR 1996 Fund L.P.

2. Securities Purchase Agreement, dated as of August 24, 2001 between PRIMEDIA Inc. and KKR 1996 Fund L.P.

3. Commitment Letter, dated as of July 1, 2001 between PRIMEDIA Inc. and KKR 1996 Fund L.P.

4. Second Amended and Restated Registration Rights Agreement, dated as of August 24, 2001, among PRIMEDIA Inc., KKR 1996 Fund L.P., Publishing Associates, L.P., MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., KKR Partners II, L.P., and Channel One Associates, L.P.

                                                           Page 29 of 31 Pages


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        MA ASSOCIATES, L.P.
                                        By:  KKR ASSOCIATES, L.P.
                                             Its General Partner

                                        By:  /s/ Michael Tokarz
                                             -----------------------
                                             A General Partner

                                        FP ASSOCIATES, L.P.
                                        By:  KKR ASSOCIATES, L.P.
                                             Its General Partner

                                        By:  /s/ Michael Tokarz
                                             -----------------------
                                             A General Partner

                                        MAGAZINE ASSOCIATES, L.P.
                                        By:  KKR ASSOCIATES, L.P.
                                             Its General Partner

                                        By:  /s/ Michael Tokarz
                                             -----------------------
                                             A General Partner

                                        PUBLISHING ASSOCIATES, L.P.
                                        By:  KKR ASSOCIATES, L.P.
                                             Its General Partner

                                        By:  /s/ Michael Tokarz
                                             -----------------------
                                             A General Partner

                                        CHANNEL ONE ASSOCIATES, L.P.
                                        By:  KKR ASSOCIATES, L.P.
                                             Its General Partner

                                        By:  /s/ Michael Tokarz
                                             -----------------------
                                             A General Partner
Dated August 27, 2001

                                                           Page 30 of 31 Pages


                                        KKR PARTNERS II, L.P.
                                        By:  KKR ASSOCIATES L.P.
                                             Its General Partner

                                        By:  /s/ Michael Tokarz
                                             -----------------------
                                             A General Partner

                                        KKR ASSOCIATES, L.P.

                                        By:  /s/ Michael Tokarz
                                             -----------------------
                                             A General Partner

                                        KKR 1996 FUND L.P.
                                          By:  KKR ASSOCIATES 1996 L.P.
                                               Its General Partner

                                             By:  KKR 1996 GP LLC
                                                  Its General Partner

                                        By:  /s/ Michael Tokarz
                                             -----------------------
                                             A Member


                                        KKR ASSOCIATES 1996 L.P.
                                          By:  KKR 1996 GP LLC
                                               Its General Partner


                                        By:  /s/ Michael Tokarz
                                             -----------------------
                                             A Member


                                        KKR 1996 GP LLC


                                        By:  /s/ Michael Tokarz
                                             -----------------------
                                             A Member



Dated August 27, 2001

                                                           Page 31 of 31 Pages



                               INDEX TO EXHIBITS



1. Securities Purchase Agreement, dated as of August 24, 2001, between PRIMEDIA Inc. and KKR 1996 Fund L.P.

2. Securities Purchase Agreement, dated as of August 24, 2001 between PRIMEDIA Inc. and KKR 1996 Fund L.P.

3. Commitment Letter, dated as of July 1, 2001 between PRIMEDIA Inc. and KKR 1996 Fund L.P.

4. Second Amended and Restated Registration Rights Agreement, dated as of August 24, 2001, among PRIMEDIA Inc., KKR 1996 Fund L.P., Publishing Associates, L.P., MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., KKR Partners II, L.P., and Channel One Associates, L.P.